CONSENT OF ENGINEER (Joerg Kleinboeck)

Reference is made to the Annual Report on Form 20-F for the year ended December 31, 2007 (the "Annual Report") of Southwestern Resources Corp. (the "Company"), filed with the U.S. Securities and Exchange Commission.

I hereby consent to the references to my name under the heading "Property, Plant and Equipment – Liam Gold - Silver Project, Peru" in the Company's Annual Report and to all other references to my name included or incorporated by reference in the Annual Report, and I further consent to the reliance in the Annual Report on the independent technical report dated March 24th, 2008, prepared by Caracle Creek International Consulting Inc., entitled "Independent Technical Report, Liam Gold-Silver Property, Department of Cusco, Peru" which the Company used, or directly quoted from, in preparing summaries concerning the Liam Project, which appear in such Annual Report.

Dated 28 of March, 2008.

Joerg Kleinboeck, P. Geo.